SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                            Interactive Magic, Inc.
                               (Name of Issuer)


                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                  45838M 10 4
                                (CUSIP Number)


                               December 31, 1998
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1 (b)
     |_|  Rule 13d-1 (c)
     |X|  Rule 13d-1 (d)

-----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))
                              Page 1 of 5 Pages

CUSIP NO.: 45838M 10 4                 13G                  Page 2 OF 5 Pages


  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John W. Stealey

--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
NUMBER OF              5.   SOLE VOTING POWER
SHARES
BENEFICIALLY                2,713,117
OWNED BY
EACH REPORTING         6.   SHARED VOTING POWER
PERSON WITH
                            -0-

                       7.   SOLE DISPOSITIVE POWER

                            2,713,117

                       8.   SHARED DISPOSITIVE POWER

                            -0-

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,713,117

--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     |X|

--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       26.8%

--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

ITEM 1(a).        NAME OF ISSUER:  Interactive Magic, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  Interactive Magic, Inc.
                  215 Southport Drive, Suite 1000
                  Morrisville, North Carolina 27560

ITEM 2(a).        Name of Person Filing:

                  John W. Stealey

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

                  Interactive Magic, Inc.
                  215 Southport Drive, Suite 1000
                  Morrisville, North Carolina 27560

ITEM 2(c).        Citizenship:

                  United States

ITEM 2(d).        Title of Class of Securities:
                  Common Stock, $.10 per share

ITEM 2(e).        CUSIP Number:
                  45838M 10 4

ITEM 3.           Not Applicable

ITEM 4.           Ownership:

      (a)   Amount beneficially owned:

            As of December 31, 1998, Mr. Stealey beneficially owned an aggregate of 2,713,117 shares of the Issuer's Common Stock which includes (i) 236,389 shares issuable upon exercise of warrants exercisable within 60 days of December 31, 1998, and (ii) 37,500 shares issuable upon exercise of options exercisable within 60 days of December 31, 1998. Excludes (i) 243,750 shares subject to options not exercisable within 60 days of December 31, 1998, and (ii) 600,000 shares held in three trusts for Mr. Stealey's children over which David H. Kestel is the trustee. Mr. Stealey has neither voting power nor dispositive power over the shares held in the trusts. Mr. Stealey disclaims beneficial ownership of the shares held in the trusts.

                                                               Page 4 of 5 Pages

      (b)   Percent of class:

                  26.8%

      (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:              2,713,742
                  (ii)  Shared power to vote or to direct the vote:                  -0-
                  (iii) Sole power to dispose or to direct the disposition of: 2,713,742
                  (iv)  Shared power to dispose or to direct the disposition of:     -0-

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

ITEM 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

ITEM 7. Identification and Classification of Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

ITEM 8.           Identification and Classification of Members of the Group.

                  Not Applicable

ITEM 9.           Notice of Dissolution of Group.

                  Not Applicable

ITEM 10.          Certifications.

                  Not Applicable

                                                               Page 5 of 5 Pages
                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 16, 1999
                                             ---------------------------
                                                        (Date)



                                                  /s/ J.W. Stealey
                                             ---------------------------
                                                      (Signature)


                                                    J.W. Stealey
                                             ---------------------------
                                                    (Name/Title)